UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SANCHEZ MIDSTREAM PARTNERS LP
 (Name of Issuer)

COMMON UNITS
 (Title of Class of Securities)

79971C201
 (CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
 55 Hudson Yards, 550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5101
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 79971C201	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
OO

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
PN, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
PN, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS

MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
IN, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

CUSIP No: 79971C201	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS

TRENT VICHIE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,312,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,312,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,100 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
IN, HC

1.  This amount includes 1,918,809 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined herein).

SCHEDULE 13D

Page 11 of 17 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Sanchez Midstream Partners LP (the “Issuer”) that the Reporting Persons are deemed to beneficially own.  The Issuer’s principal executive offices are located at 1000 Main Street, Suite 3000, Houston, Texas 77002.  This Amendment No. 5 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, and Amendment No. 4 filed with the SEC on February 4, 2019 (collectively the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.   Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 2, 2019, Stonepeak Catarina Holdings LLC exchanged all of the issued and outstanding Class B Preferred Units for newly issued Class C Preferred Units of the Issuer (the “Class C Preferred Units”) and a warrant exercisable for Junior Securities (as defined in the Partnership Agreement) (the “Warrant”) in a privately negotiated transaction (the “Private Placement”). The issuance of the Class C Preferred Units and the Warrant was made in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof.

Class C Preferred Units

The terms of the Class C Preferred Units are set forth in the Third Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”).  The Class C Preferred Units are not convertible into Common Units.

Under the terms of the Partnership Agreement, commencing with the quarter ending on June 30, 2019, the Class C Preferred Units will receive a quarterly distribution of, at the election of the Board, (i) with respect to any distribution made with respect to the quarter ended June 30, 2019, 10.0% per annum if paid in full in cash or 12.0% per annum if paid in paid-in-kind units; (ii) with respect to any distribution made with respect to any quarter beginning with and after the quarter ending September 30, 2019, through and including the quarter ending December 31, 2021, 12.5% per annum, regardless of whether paid in cash, paid-in-kind units or a combination thereof; and (iii) with respect to any distribution made with respect to any quarter beginning on or after January 1, 2022, 14.0% per annum, regardless of whether paid in cash, paid-in-kind units or a combination thereof.  Distributions are to be paid on or about the last day of each of February, May, August and November after the end of each quarter.

The Class C Preferred Units will have the same voting rights as the holders of the Common Units and shall vote together as a single class with the Common Units.

The Issuer has the right to redeem the Class C Preferred Units as follows:

SCHEDULE 13D

Page 12 of 17 Pages

•
from August 2, 2019 through December 31, 2019, the Issuer can redeem 66.67% of the outstanding Class C Preferred Units for cash at the greater of the current market price of the Common Units and 120% of the liquidation preference of the Class C Preferred Units plus any accumulated and unpaid distributions;

•
from January 1, 2020 through December 31, 2020, the Issuer can redeem 100% of the outstanding Class C Preferred Units for cash at the greater of the current market price of the Common Units and 110% of the liquidation preference of the Class C Preferred Units plus any accumulated and unpaid distributions; and

•
from January 2021 and thereafter, the Issuer can redeem 100% of the outstanding Class C Preferred Units for cash at the greater of the current market price and 100% of the liquidation preference of the Class C Preferred Units plus any accumulated and unpaid distributions.

Subject to the foregoing limitations, if all Class C Preferred Units are not redeemed by December 31, 2021, then the Issuer is restricted from making cash distributions on any other units until the Class C Preferred Units are redeemed in full as a result of a monthly sweep of adjusted available cash.

The summary contained herein of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to such document, which is included as Exhibit J to this Schedule 13D and is incorporated herein by reference.

The Warrant

The Warrant may be exercised at any time and from time to time during the period beginning on August 2, 2019 and ending on the later of the seventh anniversary of such date and the date thirty days after the date on which all of the Class C Preferred Units have been redeemed for a number of Junior Securities equal to 10% of the then-outstanding applicable class of Junior Securities as of the exercise date. No purchase price will be payable in connection with the exercise of the Warrant.

The summary contained herein of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant, which is included as Exhibit K to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Board Representation and Standstill Agreement

On August 2, 2019, the Issuer and its general partner, Sanchez Midstream Partners GP LLC (the “General Partner”), entered into an Amended and Restated Board Representation and Standstill Agreement (the “Board Representation and Standstill Agreement”) with Stonepeak Catarina Holdings LLC pursuant to which Stonepeak Catarina Holdings LLC has the right to designate up to two persons to serve as a director on the Board of Directors of the General Partner (the “Board”).  The right to designate one director will immediately terminate on such date as Stonepeak Catarina Holdings LLC no longer owns at least 25% of the outstanding Class C Preferred Units issued to Stonepeak Catarina Holdings LLC in exchange for all issued and outstanding Class B Preferred Units, and the right to designate the second director will immediately terminate on such date in which Stonepeak Catarina Holdings LLC does not hold any of the issued and outstanding Class C Preferred Units.  Stonepeak Catarina Holdings LLC also has the right to appoint three independent members to the Board if all of the Class C Preferred Units have not been redeemed by December 31, 2021, with such right continuing until all Class C Preferred Units have been redeemed.

The Board Representation and Standstill Agreement provides that until the earlier of the occurrence of a material breach of the Partnership Agreement by the Issuer or General Partner and the date on which all Class C Preferred Units have been redeemed, Stonepeak Catarina Holdings LLC will not, among other things:  (i) acquire any additional equity or debt securities of the Issuer; (ii) engage in any hostile or takeover activities with respect to the Issuer or the General Partner, (iii) enter into any transaction the effect of which would be to “short” any securities of the Issuer; (iv) call (or participate in a group calling) a meeting of the limited partners of the Issuer for the purpose of removing the General Partner; (v) solicit any proxies or votes for or in support of (a) the removal of the General Partner or (b) the election of any successor general partner of the Issuer, in each case without the Issuer’s consent; (vi)  advise or influence any person with respect to voting in connection with the removal of the General Partner or election of a successor general partner of the Issuer; or (vii) control or influence the management, Board or policies of the Issuer, except through the designated directors to the Board.

SCHEDULE 13D

Page 13 of 17 Pages

In addition, the Board Representation and Standstill Agreement provides that until the date on which all Class C Preferred Units have been redeemed, the prior written consent of Stonepeak will be required for the Issuer and General Partner, or the Board, as applicable, among other things, to: (i) approve capital expenditures that exceed $5.0 million, in the aggregate, in a single year and any capital expenditure not in the ordinary course of business; (ii) approve any agreement or amendment to an agreement with any member of the Partnership Group (as defined in the Partnership Agreement), on the one hand, and the General Partner or Sanchez Energy Corporation (or its successor-in-interest to its business or assets) or any of their respective affiliates, on the other hand, that results in lower gathering rates currently in effect; (iii) approve total compensation of any officer (or any independent contractor performing officer functions) or director of the General Partner in amounts greater than ten percent (10%), in the aggregate, of the salaries approved in 2019 and the bonus approved for performance in 2018; (iv) approve any increases to the total compensation of any non-independent director of the General Partner or any member of the Partnership Group greater than the salary approved in 2019 and the bonus approved for performance in 2018; (v) approve any increase to the general and administrative expenses, other than certain expenses described in the Board Representation and Standstill Agreement, of the General Partner and the Partnership Group (taken as a whole) in amounts greater than ten percent (10%) in the aggregate of such expenses approved by the Board in January 2019; and (vi) any member of the Partnership Group having an amount of cash or cash equivalents in excess of $10 million, in the aggregate, at any time other than to pay dividends or distributions within the following 90 calendar days.

Lastly, the Board Representation and Standstill Agreement provides that the General Partner may not materially diminish the duties of the chief executive officer of the General Partner without the consent of the directors appointed by Stonepeak Catarina Holdings LLC. In addition, if at any time after August 2, 2022, the Issuer has a leverage ratio greater than 5.50 to 1.00, as calculated in the Board Representation and Standstill Agreement, Stonepeak Catarina Holdings LLC will have the ability to appoint a new chief executive officer of the General Partner until such time as such leverage ratio is less than or equal to 3.00 to 1.00. Such appointment right will terminate on the date on which Stonepeak Catarina Holdings LLC and its affiliates no longer hold any of the outstanding Class C Preferred Units.

The summary contained herein of the Board Representation and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Board Representation and Standstill Agreement, which is included as Exhibit L to this Schedule 13D and is incorporated herein by reference.

Side Letter to Board Representation and Standstill Agreement

On August 2, 2019, in connection with the execution of the Board Representation and Standstill Agreement, the Issuer and the General Partner (collectively, the “Partnership Parties”) entered into a letter agreement with Stonepeak Catarina Holdings LLC (the “letter agreement”). Pursuant to the letter agreement, the Partnership Parties have agreed that, in the event the number of directors comprising the Board increases to more than nine directors, for each additional director added, the Partnership Parties shall take all actions necessary or advisable to cause an additional director to be added to the Board, to be designated by Stonepeak in its sole discretion, subject only to the qualification restrictions in the Board Representation and Standstill Agreement.

The summary contained herein of the side letter to the Board Representation and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to such document, which is included as Exhibit M to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

SCHEDULE 13D

Page 14 of 17 Pages

On August 2, 2019, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Stonepeak Catarina Holdings LLC relating to the registered resale of Common Units issuable upon exercise of the Warrant.  Pursuant to the Registration Rights Agreement, the Issuer has agreed, subject to certain exceptions, to prepare and file a registration statement (the “Registration Statement”) under the Securities Act upon request of the holders of Class C Preferred Units and to cause the Registration Statement to be declared effective no later than 210 days after such request is made.  In certain circumstances, the holders of Class C Preferred Units will have piggyback registration rights as described in the Registration Rights Agreement.

The summary contained herein of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such document, which is included as Exhibit N to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a)  As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,312,100 Common Units, which amount includes 1,918,809 Common Units that the Reporting Persons currently have the right to acquire upon exercise of the Warrant held by Stonepeak Catarina Holdings LLC.  This amount represents approximately 11.4% of the outstanding Common Units.

The foregoing beneficial ownership percentages are based on 20,219,626 Common Units outstanding, which is the sum of the 18,300,817 Common Units outstanding as of May 8, 2019, as reported by the Issuer in its quarterly report on Form 10-Q, filed on May 9, 2019, plus, for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 1,918,809 Common Units currently issuable upon exercise of the Warrant.

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 2,312,100 Common Units reported herein, including the 1,918,809 Common Units currently obtainable upon exercise of the Warrant.

(c)  Other than as described in this Amendment No. 5, there were no transactions in Preferred Units or Common Units by the Reporting Persons since the filing of Amendment No. 4 on February 4, 2019.

(d) Except as set forth in the Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit J:
Third Amended and Restated Agreement of Limited Partnership of Sanchez Midstream Partners LP, dated August 2, 2019 (incorporated by reference to Exhibit 3.1 to the current report on Form 8-K filed by the Issuer on August 5, 2019)

SCHEDULE 13D

Page 15 of 17 Pages

Exhibit K:
Warrant Exercisable for Junior Securities, dated August 2, 2019, by and between Sanchez Midstream Partners LP and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Issuer on August 5, 2019)

Exhibit L:
Amended and Restated Board Representation and Standstill Agreement, dated August 2, 2019, by and among Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on August 5, 2019)

Exhibit M:
Letter Agreement, dated August 2, 2019, by and among Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by the Issuer on August 5, 2019)

Exhibit N:
Amended and Restated Registration Rights Agreement, dated August 2, 2019, by and among Sanchez Midstream Partners LP and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K filed by the Issuer on August 5, 2019)

Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

SCHEDULE 13D

Page 17 of 17 Pages

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

By:	/s/ Michael Dorrell
Name:	Michael Dorrell

By:	/s/ Trent Vichie
Name:	Trent Vichie

August 6, 2019

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).